Exhibit (a)(5)(iv)

Frequently Asked Questions for Employees of Ikanos

This document has been developed to assist in answering questions which may arise from staff members. It does not constitute a contract or agreement; individual employment terms will be provided in Welcome Letters. All information contained in this document is contingent upon the close of the pending Qualcomm Atheros, Inc. /Ikanos Communications, Inc. transaction and is subject to change based on the outcomes of the transaction terms and conditions. For ease of reference, “Qualcomm” as used in this FAQ refers to Qualcomm Atheros, Inc. and the Qualcomm family of companies.

About the Acquisition	Facilities
Organization	Communication
Job Related	Strategic realignment plan
HR & Benefits

About the Acquisition

1.	Why is Qualcomm acquiring Ikanos?

Qualcomm considers networking and infrastructure a key growth opportunity. With the addition of Ikanos’s technologies and expertise, Qualcomm will be better positioned to offer complete hardware and software solutions to our carrier customers and expand our presence in the carrier fixed line space. The acquisition builds on our multi-mode smart home gateway strategy with the addition of a xDSL/G.fast carrier-class broadband CPE and CO to our product portfolio.

2.	How does this acquisition fit into Qualcomm’s strategy?

The home gateway is positioned to become one of the most strategic control points for home wired and wireless connectivity as well as the central hub for Internet of Everything (IoE) enabled devices, services and 3G/LTE small cells. Adding Ikanos’ xDSL/G.fast carrier-class broadband gateway platform and software to our product portfolio further enables Qualcomm’s multi-mode smart home gateway strategy while also leveraging and building on our leadership in Wi-Fi, Small Cell, Ethernet and PLC technologies.

3.	When will the acquisition be finalized?

The acquisition is expected to be finalized by the end of CY2015 following completion of a tender offer process, provided all regulatory approvals and closing conditions are met.

4.	Why will it take so long to complete the purchase?

As stated above, the completion of the acquisition is subject to regulatory approvals and other closing conditions, including the tender of a majority of the outstanding shares of Ikanos common stock in the tender offer to be launched by Qualcomm. The tender offer process is governed by the rules of the United States Securities and Exchange Commission.

5.	How will the integration be handled?

A joint Qualcomm/Ikanos Integration team has been formed and is carrying out high level planning for the close of the transaction and the integration of Ikanos into Qualcomm.

6.	How and when will my questions about the acquisition and integration be answered?

These FAQs are intended to answer as many of your questions as possible. We will also answer more questions during our on-site visits.

Organization

7.	When will we learn more about the integration plans and plans for the business?

We are still in the very early stages of integration planning, and we commit to providing you with information as it becomes available. You can expect more detailed information about the integration, the business and work plans once we close the acquisition.

8.	How can I learn more about QCT’s business?

You can find information on the About QCT section of the extranet. You can also visit Qualcomm’s website to learn more about our networking products.

Job related

9.	Will all Ikanos employees receive the opportunity to continue their employment with the Qualcomm family of companies?

We are still in the very early stages of integration planning and no final decisions have been made, but we expect most employees will receive offers of continued employment with Qualcomm. If an employee’s role is made redundant, the employee will be provided with details (subject to local consultation rules) of transitional arrangements and redundancy terms. If you are offered and accept employment with Qualcomm, your employment with Qualcomm would begin on the day following the closing of the proposed acquisition.

10.	What will the Offers of Continued Employment/welcome packages include?

These letters will include:

•	A title within the Qualcomm titling structures

•	Your compensation rate

•	Your eligibility in Qualcomm’s Total Rewards Review cycle

•	Information on benefit programs

11.	What does the current engineering ladder look like at Qualcomm in terms of technical and management positions? Is it possible to publish the Qualcomm engineering ladder?

We will provide you with an overview of Qualcomm’s engineering structure closer to or at the close of the transaction.

12.	What does the current titling structure look like for non-engineering positions at Qualcomm?

We will provide you with an overview of Qualcomm’s titling structure closer to or at the close of the transaction.

13.	Will my job title change, and if so, how will it be determined?

Your new title will be provided in your welcome package. Qualcomm companies have a very well-defined titling structure. Qualcomm management and HR will work with Ikanos’s management and HR and will consider various job-related factors, including education, experience and current role when determining your title.

14.	What do I do between now and the close of the acquisition?

Please continue with your usual daily activities, as directed by your manager/supervisor at Ikanos.

Human Resources & Benefits

15.	Will my salary change?

Your salary upon joining Qualcomm will be stated in your Welcome Letter.

16.	Will our benefits be changing?

Yes, you will move onto Qualcomm’s benefits plans on the day after the acquisition closes. Qualcomm’s benefits package is competitive and comprehensive, providing employees and their families with protection and security, along with quality, life-enhancing programs. More information will be provided in welcome packages.

17.	When will I be eligible to enroll in Qualcomm’s Employee Stock Purchase Plan (ESPP)?

The ESPP has two offering periods each year. Based on the anticipated close date, you will be eligible for the offering period that begins in early calendar 2016.

18.	What is the performance management process like at Qualcomm?

Qualcomm’s Total Rewards Review is designed to review and reward employee contributions and performance by using multiple components of total compensation, which may include salary increases, performance bonuses and stock awards. Merit increase budgets are established to keep Qualcomm strategically positioned in the marketplace and bonus budgets are based on Qualcomm financial performance. Performance reviews also provide managers an opportunity to provide feedback to employees, which helps to drive a high performing culture.

19.	When will employees joining from Ikanos be eligible to participate in Qualcomm’s Total Rewards Review cycle?

Based on the estimated transaction close date, you will be eligible for Qualcomm’s 2016 Total Rewards Review cycle.

20.	Will my length of service transfer?

For employees joining Qualcomm, your service date will continue to be your current Ikanos service date for all purposes other than the Wireless Device Subsidy (for which you will be eligible after three months of service with Qualcomm), Service Awards (which will be based on your length of service to Qualcomm starting on the day after the close) and for benefits where the terms of the applicable plan and/or rules prohibit it (e.g., ESPP).

21.	What will happen to my vacation accrual?

Your unused vacation accrual balance will be transferred from Ikanos to Qualcomm. More detail will be provided when we present Welcome Letters.

22.	What will happen to my sick time accrual? (U.S. only)

Your unused sick accrual balance will be transferred from Ikanos to Qualcomm.

23.	Does Qualcomm offer a fitness and/or tuition reimbursement program?

Your offer will include additional benefits, including Qualcomm’s health club membership reimbursement program and tuition reimbursement. The health club membership reimbursement offers reimbursement for employees who do not have a fitness center provided by Qualcomm in or near their primary work location.

24.	What is Qualcomm’s policy on tuition reimbursement?

With Qualcomm’s policy on tuition reimbursement, you can take advantage of academic education for career-related professional development through our tuition assistance program. Academic education is available from Qualcomm-approved colleges and universities, and may be in the form of individual courses, certificate programs or degree programs. Classes and degree programs must be career or job-related and approved by management to meet tuition reimbursement requirements.

25.	Does Qualcomm provide reimbursement for membership fees for professional engineering organizations, such as IEEE and PENG?

Qualcomm has a general guideline for professional organization memberships, such as IEEE. Managers may approve one professional organization membership per employee.

Facilities

26.	Will we be required to move our office location?

No final decisions have been made regarding office locations. Only once our detailed integration planning and analysis has been further developed will any decisions be finalized.

Communication

27.	What are we communicating to the marketplace?

A formal press announcement regarding the proposed acquisition was issued on August 6, 2015. If you receive any press inquiries, please refer them to your corporate communications department.

28.	What is the process for keeping Ikanos’s team updated with information?

Over the coming weeks, you will receive overview presentations about Qualcomm, and we will continue to update this website with information about Qualcomm’s business and culture. After the close of the transaction, a New Employee Experience session will be scheduled, which will provide you with overviews of QCT’s business, culture, HR systems and IT.

Strategic realignment plan

29.	Why is Qualcomm having a reduction in force? Did you look at other ways to reduce costs?

Our industry is changing rapidly, and we are therefore making fundamental changes to aggressively position Qualcomm for improved financial and operating performance as we build upon our technology leadership position. While our goal is always to avoid impacting employees where possible, and many expense reductions have been identified, a reduction in force will be necessary to meet our objectives.

30.	How many employees will be impacted?

We anticipate around 15% of the organization will be impacted.

31.	How does Qualcomm’s strategic realignment plan impact its pending acquisition of Ikanos?

We do not expect the announced reductions or realignment to impact the acquisition of Ikanos. Qualcomm remains committed to building on its position of technology leadership and to the successful acquisition and integration of Ikanos.

32.	Is the access infrastructure/networking business still important to Qualcomm?

Yes. Qualcomm remains committed to building on its position of technology leadership and making targeted investments in growth businesses, including networking and infrastructure. The acquisition of Ikanos remains a critical component of our strategy to extend Qualcomm’s leadership in the multi-mode smart home gateway.

33.	What does the strategic realignment plan mean for the future of Qualcomm?

Qualcomm has significant opportunities ahead and we are executing on a strategy to realize these opportunities. We are committed to leading the next wave of mobile computing and delivering profitable growth in new areas beyond the smartphone. Qualcomm has a strong history of successfully adapting and changing through a number of industry transformations. We have the right assets in place to work through this transition, and we are confident that the realignment will improve efficiency, enhance financial performance and drive profitable growth.

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of Ikanos or any other securities. Qualcomm has filed a tender offer statement on Schedule TO with the SEC and a Solicitation/Recommendation Statement on Schedule 14D-9 has been filed with the SEC by Ikanos. The offer to purchase shares of Ikanos common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME, AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS FILED AND AS MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE OFFER. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to D.F. King & Co., Inc., the Information Agent for the offer, at 877-478-5044.

Forward Looking Statements

This communication contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding: the proposed transaction between Qualcomm and Ikanos; the expected timetable for completing the transaction; strategic and other potential benefits of the transaction; and any other statements about Qualcomm management’s future expectations, beliefs, goals, plans, or prospects, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include: the possibility that certain closing conditions to the transaction will not be satisfied; that required regulatory approvals for the transaction may not be obtained in a timely manner, if at all; the ability to timely consummate the transaction and possibility that the transaction will not be completed; the ability of Qualcomm to successfully integrate Ikanos’ operations and employees; the anticipated benefits of the transaction may not be realized; and those additional factors discussed in Qualcomm’s most recent Quarterly and Annual Reports on Forms 10-Q and 10-K filed with the SEC. Investors are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Qualcomm undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this communication.